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FROM:                                            ON BEHALF OF:

Robert W. Bloch International                    Handy & Harman
30 East 60th Street
New York, NY  10022                              Contact:   Stephen B. Mudd
                                                 Vice President and Treasurer
212 755 8047
                                                 212 309 0666



FOR IMMEDIATE RELEASE:


           HANDY & HARMAN ANNOUNCES "DUTCH AUCTION" SELF-TENDER OFFER
                     TO REPURCHASE UP TO 1.8 MILLION SHARES


New York, NY--October 22, 1996. Handy & Harman (NYSE: HNH) announced today that its Board of Directors has approved the making of a "Dutch Auction" self-tender offer for 1.8 million shares of its common stock (or approximately 13% of its outstanding shares). The offer will commence on October 24, 1996 and will expire at midnight, New York city time, on the 20th business day after commencement of the offer, unless the offer is extended. Under the terms of the offer, the Company will invite shareholders to tender shares at prices between $17.50 and $20.00 per share. Based upon the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the single per share price within that price range that will allow the Company to purchase
1.8 million shares or such lesser number of shares as are properly tendered. The Company expects to fund the offer from cash on hand, sales of precious metals inventory and the Company's existing long term credit facilities. Handy & Harman's common stock price closed at $17.375 on the New York Stock Exchange on October 21, 1996.

Richard N. Daniel, Chairman and Chief Executive Officer of the Company, said, "We regard the repurchase of our shares as an attractive investment, and it is consistent with our long term goal of increasing shareholder value. Even after the repurchase, Handy & Harman will have adequate cash or cash equivalents and borrowing capacity to fund internal growth opportunities and pursue acquisitions that might become available."

J.P. Morgan will act as Dealer Manager and Georgeson & Company Inc. will act as Information Agent for the offer.

Handy & Harman is a diversified manufacturer providing engineered products, system components and precious metal fabrication for industry worldwide. Founded in 1867, the Company is headquartered in New York.


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